Exhibit 99.109

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD EXTENDS HIGH-GRADE CORE TO DEPTH AT BELL CREEK,
IDENTIFIES SECOND MAJOR MINERALIZED TREND WITHIN BELL CREEK
COMPLEX

•                 New drill intercepts demonstrate potential for extreme high-grade zones at Bell Creek

•        BC-10-69C intersects 106.46 gpt over 7.05m (including 2,870 gpt over 0.25m), 9.39 gpt over 5.70m and 7.83 gpt over 1.20m, BC-10-71C intersects 4.24 gpt over 11.60m (including 21.34 gpt over 1.10m) and 3.13 gpt over 6.20m

•                 New drilling extends high-grade core to depth by 200 meters and identifies two new alteration zones emerging at depth

•        New assays expand width of upper zone in previously reported zone in BC-10-94C to 5.20 gpt over 50.60m. BC-10-92B (assays pending) intersects three thick zones of hydrothermal alteration containing multiple intervals with increased sulphides and quartz veining 200 metres below previously reported BC-10-94C

•        Intersection angle in BC-10-92B and BC-10-94C approaching a true width through mineralized structures

•                 “Six for Six” at Wetmore - Six holes in potential new mineralized trend all intersect structure and grade

•        Key intercepts include 6.62 gpt over 7.50m, 6.77 gpt over 2.50m, 123.00 gpt over 0.50m, 31.00 gpt over 0.40m and 9.38 gpt over 0.50m.

Toronto, Ontario (November 2, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from seven new holes and two new wedge holes (5,916 metres) of diamond drilling from ongoing drill programs at the Bell Creek and Wetmore properties. Two of the new holes and two wedge holes (3,881 metres) are from Bell Creek, where the Company is working to towards announcing its first National Instrument (“NI”) 43-101 compliant resource before the end of the year. The five remaining holes (2,035 metres) were drilled over an 800 metre strike length at the Wetmore property to test a series of gold showings which appear to follow a mineralized trend that is separate and parallel to the Bell Creek-Vogel Trend.

New results reported from Bell Creek are from infill and expansion drilling below the Bell Creek Mine. Significant results include 106.46 gpt over 7.05m (including 2,870.00 gpt over 0.25m), 9.39 gpt over 5.70m and 7.83 gpt over 1.20m from BC-10-69C, from within a previously untested area near the 700 metre level and 50 metres above previously reported BC-08-09C (see press release dated November 5, 2009). Additional significant results included those from BC-10-92B (assays pending) which intersected three thick zones of hydrothermal alteration containing multiple intervals with increased sulphides and quartz veining 200 metres below previously reported BC-10-94C, close to 1,400 metres from surface.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “The results announced today are very positive as they provide solid evidence of local extreme high-grade gold mineralization and a substantial extension of the thick high-grade core zone recently identified at depth. From all indications, the mineralization occurs in a series of at least four stacked alteration zones on the north side of a mafic-ultramafic contact with one being directly on the contact and at least three additional zones being situated to the north. Some of the thickest and highest grade intersections of gold mineralization to date are from holes drilled to extend these zones to depth. The strength, width and increased complexity of alteration in the lower-most holes suggest the potential for a major deposit at Bell Creek. In addition, the new results at Wetmore suggest the presence of significant gold in a new and parallel trend in close proximity and to the south of Bell Creek and Vogel which could contribute to an expanded mining and mill scenario.”

The highest grade values in Hole BC-10-69C at Bell Creek appear to lie in the upper portion of an east-west trending steeply south dipping envelope of mineralization located immediately south of the mafic-ultramafic volcanic contact which extends downwards into the recently announced thick high grade core zone which is emerging at depth. The highest grade interval reported is closely associated with coarse visible gold (“VG”) with minor quartz and sulphide minerals.

Of the two thick zones of hydrothermal alteration intersected by BC-10-92B, the upper alteration zone correlates well with other thick high grade intervals reported previously in holes BC-10-94C (5.85 gpt over 42.20m), BC-09-53B (6.67 gpt over 31.75m) and BC-09-53A (5.13 gpt over 26.40m). The next underlying alteration zone from BC-10-92B appears to correlate with a newly emerging zone below the 1,100 metre elevation as indicated by intercepts in BC-09-53B (8.99 gpt over 7.00m) and BC-10-94C (6.64 gpt over 9.80m) and the next underlying zone appears to be new. BC-10-92B is still in progress at a downhole depth of 2,017 metres and all assays are pending.

Newly received assays for BC-10-94C expand the width of the previously reported results for the upper alteration zone to 5.20 gpt over 50.60m from the current grade and width of 5.85 gpt over 42.20m. Based on information collected the reported intersections from the new zones in BC-10-94C and BC-10-92B are approaching a true width.

Additional results from Bell Creek include those from BC-10-71C, BC-10-96 and S-10-13. BC-10-96 and BC-10-71C were drilled near the west limit of the Bell Creek Mine near the 500 metre and 850 metre levels, respectively, and continue to suggest that the system is open in this direction. S-10-13 was drilled approximately 150 metres east of previously reported BC-10-92 and 350 metres east of the newly emerging thick high-grade core zone and intersected 13.81 gpt over 1.30m, including 52.01 gpt over 0.50m, in a new zone in the hangingwall to other mineralized zones.

Results from the Wetmore property are from holes spaced over an 800 metre strike length between the Wetmore East and Wetmore West showings and designed to follow up on results from past drilling in the 1990’s which intercepted values such as 3.83 gpt over 33.40m in PW-24 and 7.79 gpt over 13.90m in PW-26 from the Wetmore East Zone and 7.93 gpt over 5.80m from PW-1 and 2.68 gpt over 38.20m from PW-4 at the West Zone.

Significant results from the five new holes include intercepts of 6.62 gpt over 7.50m in WM-10-05, which was located near Wetmore East and 6.77 gpt over 2.50m in WM-10-03 at Wetmore West. Additional significant results were obtained in the upper portion of BC-10-92, which was targeting the deep Bell Creek zone but passed through the mid-point between Wetmore East and Wetmore West. The intercepts from BC-10-92 included 123.00 gpt over 0.50m, 31.00 gpt over 0.40m and 9.38 gpt over 0.50m. Considering the good correlation of the new intercepts at Wetmore East and West with previous drill results obtained in the 1990’s and the additional potential indicated by BC-10-92, the Wetmore property is considered to have excellent potential and the Company is considering options for an expanded exploration program.

Current drilling at the Bell Creek Complex includes eight drills (six surface and two underground), five of the surface drills are involved in ongoing infill and expansion drilling at Bell Creek with one surface drill continuing with exploration at the Wetmore property.

Quality Control

The Company’s Qualified Person (“QP”) for Bell Creek surface exploration is Stephen Conquer, P.Geo. As QP, Mr. Conquer has prepared or supervised the preparation of the scientific or technical information for this phase of the surface exploration and verified the data disclosed in this press release. Mr. Conquer is an employee of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed at ALS Chemex using a standard fire assay with a 30g aliquot and an AA finish. Samples with assay results above 3.0 gpt are re-analyzed using a gravimetric finish. Any intervals showing visible gold (“VG”) as well as select intersections, based upon visual inspection of the core, are sometimes analyzed using the pulp metallic method. NQ size drill core is saw cut, and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in either Vancouver, B.C. or Val D’Or, Quebec. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently in pre-production development at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property as part of an underground advanced exploration program. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Bell Creek Property - Significant Assay Results

Hole Number	From (m)	To (m)	Length (m)	Assay (gpt)	Comments
Bell Creek Project
BC-09-69C	855.40	861.10	5.70	9.39
includes	855.80	856.70	0.90	31.60	VG at 908.00m
and	860.30	861.10	0.80	21.10
	875.40	875.90	0.50	4.59
	878.90	880.10	1.20	7.83
	894.75	895.40	0.65	4.04
	907.45	914.50	7.05	106.46
includes	907.45	908.20	0.75	959.26
includes	907.95	908.20	0.25	2870.00
	942.20	943.55	1.35	5.31
includes	942.20	942.50	0.30	14.70
	955.00	956.00	1.00	3.64
BC-09-71C	996.00	1002.20	6.20	3.13
includes	996.50	997.00	0.50	13.00	VG at 995.20m, 1001.90m
	1053.40	1065.00	11.60	4.24
includes	1053.40	1054.50	1.10	21.34
and	1061.90	1065.00	3.10	7.43
	1083.40	1085.60	2.20	4.21
	1088.60	1089.50	0.90	4.39
	1137.30	1138.00	0.70	3.18
BC-10-92	277.00	277.50	0.50	9.38
	435.20	435.60	0.40	31.00
	508.00	508.50	0.50	5.62	VG at 281.40m, 541.20m, 659.75m, 1833.90m, 1839.30m
	541.00	541.50	0.50	123.00
	614.40	615.20	0.80	6.92
	1833.70	1834.00	0.30	22.60
BC-10-94A	1313.10	1317.20	4.10	22.06
includes	1315.70	1317.20	1.50	52.80
	1410.60	1411.00	0.40	4.63
	1447.30	1449.50	2.20	5.83
	1466.70	1468.20	1.50	5.59
BC-10-94C	1358.90	1409.50	50.60	5.20
includes	1367.30	1409.50	42.20	5.85	VG at 1272.65m, 1369.25m, 1372.25m
includes	1380.20	1391.10	10.90	12.59
	1433.90	1443.70	9.80	6.64
includes	1440.35	1443.70	3.35	11.09
BC-10-96	752.60	753.00	0.40	7.17	VG at 28.45m, 333.10m, 790.15m, 797.40m, 799.00m
S-10-13	1538.00	1539.30	1.30	13.81
includes	1538.00	1538.30	0.30	52.00	VG at 1538.20m

Bell Creek Property - Significant Assay Results

Hole Number	From (m)	To (m)	Length (m)	Assay (gpt)	Comments
Wetmore Project
WM10-01	162.00	162.40	0.40	6.57
	185.45	190.00	4.55	3.49
includes	186.00	187.50	1.50	6.04
	211.00	211.50	0.50	5.75
WM-10-02	296.50	298.00	1.50	4.29
WM-10-03	225.00	227.50	2.50	6.77
includes	226.20	226.70	0.50	12.15	VG @ 226.00m, 240.50m
	288.00	288.50	0.50	3.59
	365.60	366.20	0.60	5.26
WM-10-04	294.00	294.50	0.50	3.08
WM-10-05	198.50	206.00	7.50	6.62
includes	198.50	199.50	1.00	16.03	VG @ 199.20m, 198.50m, 199.00m

Notes:

1) Results being reported for BC-10-92, BC-10-94A & BC-09-94C are in addition to results reported in an earlier release.

2) Bold and Italicized text represents previously released data.

3) True widths are not reported at this time.

4) Assay results are reported uncut.

Figure 1. Plan View

Legend
Newly Released Assay Results
Lake Shore Gold Corp. Current Diamond Drill Hole Collars
Lake Shore Gold Corp. Previous Diamond Drill Hole Collars
Select Historical Wetmore Diamond Drill Hole Collars
Mine workings
Main Bell Creek Mill building
Mineralized Zone
Ultramafic Volcanics
Mafic Volcanic
Clastic Sediments
Composite values: gpt Au over metres
Marlhill Mine
NORTH "A" ZONE
BC-09-69C
106.46 /7.05
incl. 2,870.00 /0.25
9.39 /5.70
incl. 31.60 /0.90
7.83 /1.20
5.31 /1.35
BC-10-71C
4.24 /11.60
incl. 21.34 /1.10
3.13 /6.20
incl. 13.00 /0.50
4.21 /2.20
BC-10-94C
5.20 /50.60
incl. 5.85 /42.20
6.64 /9.80
Shaft
Bell Creek Mine & Mill Site
MARLHILL
SCHUMACHER
VOGEL
BC-10-96
BC-09-69C
BC-09-71C
Fault
BC-10-94A,94C
BELL CREEK
WETMORE
WM-10-04
WM-10-03
PW-4
2.68 /38.20
WM-10-03
6.77 /2.50
incl. 12.15 /0.50
PW-1
7.93 /5.80
6.39 /5.60
WETMORE WEST
WETMORE EAST
BC-10-92
9.30 /0.50
31.00 /0.40
123.00 /0.50
S-10-13
BC-10-92
WM-10-05
6.62 /7.50
incl. 16.03 /1.00
PW-24
3.83 /33.40
WM-10-02,05
WM-10-01
WM-10-01
3.49 /4.55
incl. 6.04 /1.00
PW-26
7.79 /13.90
0 200 400
Meters
4800 5200 5600 6000 6400 6800 7200 7600
4000 4400 4800 5200 5600 6000

Figure 2. Cross Section